1095 Avenue of the Americas New York, NY 10036 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

Richard horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

March 24, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: James O’Connor, Christina Fettig, Megan Monroe

Re:	CION Investment Corporation

Post-Effective Amendment No. 6 to Registration Statement on Form N-2

File Numbers: 333-178646, 814-00941

Ladies and Gentlemen:

CION Investment Corporation, a Maryland corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 6 (“Amendment No. 6”) to its Registration Statement on Form N-2 (Registration No. 333-178646) (the “Registration Statement”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in a conversation on February 18, 2014 between James O’Connor, Christina Fettig and Megan Monroe of the Staff and Richard Horowitz and William J. Tuttle of Dechert LLP, outside counsel to the Company. For your convenience, summaries of the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide courtesy copies of Amendment No. 6, as filed and marked with the changes from Post-Effective Amendment No. 5 to the Registration Statement. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 6.

1.	Please revise the second bullet point on the front cover of the prospectus to provide a more circumspect view regarding liquidity in the Company’s shares. Please make conforming changes to the subscription agreement.

Response:

As requested, the Company has revised the second bullet point on the front cover of the prospectus and made conforming changes to the subscription agreement.

2.	Please revise the disclosure in the final bullet on the front cover of the prospectus to state “A substantial portion of our distributions have resulted, and future distributions may result, from expense reimbursements from ICON Investment Group, LLC, or IIG, which are subject to repayment by us.” Please clarify that no assurances are made as to the level of distributions and make conforming changes to the subscription agreement.

United States Securities and Exchange Commission March 24, 2014 Page 2

Response:

As requested, the Company has revised the disclosure in the final bullet point on the front cover of the prospectus and made conforming revisions to the subscription agreement.

3.	Please increase the font size of the bullet points on the front cover of the prospectus and page 8 of the subscription agreement.

Response:

As requested, the Company has increased the font size of the bullet points on the front cover of the prospectus and page 8 of the subscription agreement.

4.	Under the heading “Suitability Standards”, please revise the third sentence to state that “Prior to completion of a liquidity event, there will be no public market for the shares, which means that it may be difficult for shareholders to sell shares.”

Response:

As requested, the Company has revised the third sentence under the heading “Suitability Standards.”

5.	In the seventh paragraph under the heading “Prospectus Summary—CION Investment Corporation,” please delete the third sentence and revise the seventh sentence to note that “It is unlikely that shareholders will be able to sell their common stock when desired or at a desired price.”

Response:

As requested, the Company has revised the disclosures in the seventh paragraph under the heading “Prospectus Summary—CION Investment Corporation.”

6.	Please revise the disclosure under the heading “Prospectus Summary—Market Opportunity—Disruptions within the credit markets have reduced middle-market companies’ access to the capital markets for senior debt.” to eliminate the reference to leveraged loans.

Response:

As requested, the Company has revised the disclosures under the heading “Prospectus Summary—Market Opportunity—Disruptions within the credit markets have reduced middle-market companies’ access to the capital markets for senior debt.”

United States Securities and Exchange Commission March 24, 2014 Page 3

7.	Please revise the disclosure under the heading “Prospectus Summary—Market Opportunity” and elsewhere in the prospectus to eliminate references to the Company being diversified except where in reference to RIC diversification requirements.

Response:

As requested, the Company has revised the disclosure under the heading “Prospectus Summary—Market Opportunity” and elsewhere in the prospectus to eliminate references to the Company being diversified except where in reference to RIC diversification requirements.

8.	Please revise the seventh bullet point under the heading “Prospectus Summary—Risk Factors” to reference the expense reimbursement arrangements.

Response:

As requested, the Company has revised the seventh bullet point under the heading “Prospectus Summary—Risk Factors” to reference the expense reimbursement arrangements.

9.	Please delete the eighth bullet point under the heading “Prospectus Summary—Risk Factors” or revise to present more balanced disclosure.

Response:

As requested, the Company has deleted the eighth bullet point under the heading “Prospectus Summary—Risk Factors.”

10.	Please revise the second sentence under the heading “Prospectus Summary—Plan of Distribution” to note the end of the offering period.

Response:

As requested, the Company has revised the second sentence under the heading “Prospectus Summary—Plan of Distribution” to note the end of the offering period.

11.	Please confirm that, to the extent a shareholder seeks to tender all of the shares that he or she owns and the Company repurchases less than the full amount of shares that such shareholder requests to have repurchased, such shareholder may maintain a balance of shares of less than $5,000 following such share repurchase. Alternatively, please provide us with your legal analysis under Rule 13e-4 of the permissibility of requiring shareholders tendering a portion of their shares in the repurchase program to maintain a minimum balance of $5,000 worth of common stock or eliminate such requirement.

United States Securities and Exchange Commission March 24, 2014 Page 4

Response:

The Company confirms that, as disclosed in its Schedule TO filed with the Commission on February 10, 2014, to the extent a shareholder seeks to tender all of the shares that he or she owns and the Company repurchases less than the full amount of shares that such shareholder requests to have repurchased, such shareholder may maintain a balance of shares of less than $5,000 following such share repurchase. The Company has revised the disclosure in the Registration Statement to note that a shareholder may maintain a balance of shares of less than $5,000 under such circumstances.

12.	Please revise the first sentence in the sixth paragraph under the heading “Prospectus Summary—Recent Developments—Total Return Swap.” to state “CIM does not take any incentive fees with respect to our TRS.”

Response:

The Company has revised the sixth paragraph under the heading “Prospectus Summary—Recent Developments—Total Return Swap” to state that CIM has not taken any incentive fees with respect to the TRS to date. In addition, the Company has clarified that, for purposes of computing the capital gains incentive fee, it treats net realized gains or losses on the sale or maturity of the underlying TRS loans as realized gains or losses on the TRS, which CIM becomes entitled to upon the disposition of the TRS. To the extent that the Company intends to take capital gains incentive fees with respect to the TRS prior to its disposition, the Company will seek the approval of its shareholders to amend the investment advisory agreement to provide that such fees be taken on a “look through” basis.

13.	Please revise the disclosure under the heading “Prospectus Summary—Offering Expenses” to note the period through which the obligation to reimburse organization and offering expenses borne by CIM and its affiliates will exist.

Response:

As requested, the Company has revised the disclosure under the heading “Prospectus Summary—Offering Expenses” to note the period through which the obligation to reimburse organization and offering expenses borne by CIM and its affiliates will exist.

14.	Please confirm that the only change to the amended and restated expense support and conditional reimbursement agreement entered into on December 13, 2013 was to extend the termination date of such agreement to January 30, 2015.

Response:

The Company confirms that the only change to the amended and restated expense support and conditional reimbursement agreement entered into on December 13, 2013 was to extend the termination of such agreement to January 30, 2015.

United States Securities and Exchange Commission March 24, 2014 Page 5

15.	Please revise the Fees and Expenses table to (a) reflect incentive fee estimates as of December 31, 2013, (b) update the assumption regarding the aggregate amount of securities to be sold in the next 12 months, (c) eliminate the reference to “cap” in reference to the reimbursement of organization and offering expenses, (d) note through when such reimbursement obligations will exist and (e) reflect the fees and expenses of any money market funds in a line item entitled “Acquired Funds.”

Response:

As requested, the Company has revised the Fees and Expenses table to (a) reflect incentive fee estimates as of December 31, 2013, (b) update the assumption regarding the aggregate amount of securities to be sold in the next 12 months, (c) eliminate the reference to “cap” in reference to the reimbursement of organization and offering expenses and (d) note through when such reimbursement obligations will exist. The Company respectfully submits that the fees and expenses of any money market funds in a line item entitled “Acquired Funds” are zero and therefore no separate line item is required in the Fees and Expenses table. The Company, however, undertakes to include such a line item should expenses associated with “Acquired Funds” exceed one basis point in the future.

16.	Please revise the risk factor captioned “As required by the 1940 Act, a significant portion of our investment portfolio will be recorded at fair value as determined in good faith by our board of directors and, as a result, there will be uncertainty as to the value of our portfolio investments.” to describe the use of valuation firms and the existence of written policies reviewed by the board of directors periodically.

Response:

The Company respectfully submits that disclosures regarding the use of valuation firms and the existence of written policies reviewed by the board of directors periodically would constitute mitigating language and is therefore inappropriate for inclusion in the risk factor disclosures. The Company further notes that the substance of the Staff’s requested disclosures appears under the heading “Determination of Net Asset Value.”

17.	Please discuss risks presented by investments in PIK securities. Please disclose that:

a.	the higher interest rates on PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments generally represent a significantly higher credit risk than coupon loans.

b.	even if accounting conditions were met, the borrower could still default when the Fund’s actual collection is supposed to occur at the maturity of the obligation.

United States Securities and Exchange Commission March 24, 2014 Page 6

c.	PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

d.	PIK income may create may create uncertainty about the source of the Fund’s cash distributions. For accounting purposes, any cash distributions to shareholders representing PIK income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, despite the fact that a distribution of PIK income comes from the cash invested by the shareholders, Section 19(a) of the Investment Company Act of 1940 (the “1940 Act”) does not require that shareholders be given notice of this fact by reporting it as a return of capital.

e.	PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

f.	PIK securities create the risk that incentive fees will be paid to the Adviser based on non-cash accruals that ultimately may not be realized, but the Adviser will be under no obligation to reimburse the Fund for these fees.

Response:

The Company respectfully submits that it would be inaccurate to state that PIK securities necessarily have increased credit risk or that PIK securities represent a significantly higher credit risk than coupon loans. The Company, however, has added disclosure to the risk factor entitled “We may be obligated to pay CIM incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.” to note that the Company’s investments with a deferred interest feature, such as PIK interest, may represent a higher credit risk than loans on which interest must be paid in full in cash on a regular basis.

The Company respectfully submits that the last sentence of the second paragraph of the risk factor entitled “We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income” states that it is possible that interest accrued and used in the calculation of the incentive fee may not be received, which the Company believes addresses the Staff’s comment in item (b) above.

The Company respectfully submits that the first sentence of the risk factor entitled “Any deferred PIK interest income that we accrue and distribute to our shareholders may create issues regarding our distributions” describes the uncertainty and potential fluctuations in PIK securities and addresses the Staff’s comment in item (c) above.

The Company respectfully submits that the remainder of the risk factor entitled “Any deferred PIK interest income that we accrue and distribute to our shareholders may create issues regarding our distributions” discloses the uncertainty regarding the source of cash distributions and addresses the Staff’s comment in item (d) above.

United States Securities and Exchange Commission March 24, 2014 Page 7

The Company has enhanced the disclosure to the risk factor entitled “Our base management and incentive fees may induce CIM to make, and AIM to recommend, speculative investments or to incur leverage” to make clear that the incentive fee earned by CIM includes borrowings for investment purposes that may not have been received in cash and that the incentive fee may create an incentive for CIM to invest on the Company’s behalf in instruments with a deferred interest feature, including instruments with PIK income, which addresses the Staff’s comment in the first sentence of item (e) above. With respect to the second sentence of item (e) above, whether or not the deferral of PIK interest will reduce the loan-to-value ratio of a security will depend on other factors including primarily the performance of the portfolio company. Accordingly, the Company respectfully submits that it would be inaccurate to state that the deferral of PIK interest reduces the loan-to-value ratio at a compounding rate.

The Company respectfully submits that the last sentence of the third paragraph of the risk factor entitled “We may be obligated to pay CIM incentive compensation even if we incur a net loss due to a decline in the value of our portfolio” states that CIM is not obligated to reimburse the Company for any incentive fees even if the Company subsequently incurs a loss or never receives cash in respect of deferred income that was previously accrued and addresses the Staff’s comment in item (f) above.

18.	Please conform the disclosures under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding the expense reimbursement obligations to the disclosures elsewhere in the Registration Statement.

Response:

As requested, the Company has conformed the disclosures under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding the expense reimbursement obligations to the disclosures elsewhere in the Registration Statement.

19.	Under the heading “Investment Advisory Agreement—Board Approval of the Investment Advisory Agreement”, please eliminate conclusory statements and describe specific factors considered by the board of directors.

Response:

As requested, the Company has revised the disclosure under the heading “Investment Advisory Agreement—Board Approval of the Investment Advisory Agreement” to eliminate conclusory statements and to describe specific factors considered by the board of directors.

20.	In the line item “Commitments and Contingencies” in the consolidated balance sheets, please also reference the footnote regarding transactions with related parties.

United States Securities and Exchange Commission March 24, 2014 Page 8

Response:

As requested, the Company has revised the line item “Commitments and Contingencies” in the consolidated balance sheets as of December 31, 2013 and 2012 to also reference the footnote regarding transactions with related parties.

21.	Please eliminate the reference to “Notes to the Consolidated Financial Statements” from the heading to the consolidated balance sheets.

Response:

As requested, the Company has eliminated the reference to “Notes to the Consolidated Financial Statements” in the heading to the consolidated balance sheets as of December 31, 2013 and 2012.

22.	To the extent net operating expenses for the year ended December 31, 2013 are negative, please describe the factors that led to such net operating expenses being negative.

Response:

The Company respectfully submits that net operating expenses for the year ended December 31, 2013 were $1,913,917.

23.	In the organization and principal business footnote, please disclose whether the amount of cash distributions reinvested in the Company through issuances of shares under the Company’s dividend reinvestment plan are deemed gross proceeds for purposes of the expense support and conditional reimbursement agreement.

Response:

As requested, the Company has disclosed that cash distributions reinvested in the Company are deemed gross proceeds for purposes of the expense support and conditional reimbursement agreement.

24.	In the summary of significant accounting policies footnote, please delete the word “direct” or explain what is meant by the direct incurrence of offering expenses.

Response:

As requested, the Company has deleted the word “direct” in reference to the incurrence of offering expenses.

25.	In connection with the disclosures regarding the reimbursement of organizational and offering costs in the transactions with related parties footnote, please disclose (a) the gross proceeds of the offering to date, (b) the amount eligible for reimbursement, (c) the amount reimbursed to date and (d) what amount remains eligible for reimbursement.

United States Securities and Exchange Commission March 24, 2014 Page 9

Response:

As requested, footnote 3 to the audited financial statements discloses (a) the gross proceeds of the offering to date, (b) the amount eligible for reimbursement, (c) the amount reimbursed to date and (d) what amount remains eligible for reimbursement.

26.	In the transactions with related parties footnote, when making reference to whether distributions to shareholders would constitute a return of capital absent the expense reimbursements from IIG, please clarify whether the statement is based on tax or GAAP.

Response:

As requested, the Company has clarified the reference to distributions to shareholders to note that they would constitute a return of capital for tax purposes absent expense reimbursements from IIG.

27.	In the financial highlights footnote, please disclose the ratio of total expenses to average net assets.

Response:

As requested, the Company has disclosed the ratio of total expenses to average net assets.

28.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:

The Company acknowledges the Staff’s comment.

* * * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

United States Securities and Exchange Commission March 24, 2014 Page 10

If you have any questions, please feel free to contact the undersigned by telephone at 212.698.3525 (or by email at richard.horowitz@dechert.com) or William J. Tuttle at 202.261.3352 (or by email at william.tuttle@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz

cc:	Blake Estes, ICON Investment Group, LLC

Keith Franz, CĪON Investment Corporation

William J. Tuttle, Dechert LLP